United States
Securities and Exchange Commission
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934

For the month of

December 2008
Companhia Vale do Rio Doce
Avenida Graça Aranha, No. 26
20030-900 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
(Check One) Form 20-F ☑ Form 40-F ☐
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))
(Check One) Yes ☐ No ☑
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))
(Check One) Yes ☐ No ☑
(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
(Check One) Yes ☐ No ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-                    .)

Press Release
Signature Page

CNPJ 33.592.510/0001-54
NIRE 33.300.019.766
MINUTES OF THE ORDINARY BOARD OF DIRECTORS MEETING OF COMPANHIA VALE DO RIO DOCE, HELD ON DECEMBER 18, 2008.
On December 18, 2008, at 10.30 am, the members of the Board of Directors Mrs. Sérgio Ricardo Silva Rosa – Presidente, José Ricardo Sasseron, Jorge Luiz Pacheco, Renato da Cruz Gomes, Francisco Augusto da Costa e Silva e João Batista Cavaglieri, and the alternates Mrs. Wanderlei Viçoso Fagundes, Hidehiro Takahashi e Paulo Sérgio Moreira da Fonseca, met, ordinarily, at the Company’s head office, at Avenida Graça Aranha, 26, 19th floor, Rio de Janeiro, having unanimously decided about the following subject: “OFFICER RESIGNATION AND ATTRIBUTIONS TRANSFER – Considering that Mr. Murilo Pinto de Oliveira Ferreira, the Executive Officer for Nickel and Basic Metals Sales, presented a dismissal request on December 01, 2008, effective as of December 31, 2008, the Board of Directors resolved to transfer these attributions to the Executive Officer responsible for Non-ferrous and Energy, Mr. Tito Botelho Martins Junior, as of January 01, 2009, in addition to his current attributions related to Coal, Copper and Aluminum. As a consequence, Mr. Tito Botelho Martins Junior title is now referred to as “Executive Officer responsible for Non-ferrous Minerals”. The Fertilizers & Industrial Minerals and the Energy Departments will be overseen by the Mineral Projects Development Department Officer subordinated to the CEO. Therefore, the Executive Officers Board is now composed as follows: Mr. Roger Agnelli, CEO; Mr. José Carlos Martins, Executive Officer responsible for Ferrous Minerals; Mrs. Carla Grasso, Executive Officer responsible for the Human Resources and Corporate Services; Mr. Eduardo de Salles Bartolomeo, Executive Officer responsible for Logistics, Engineering and Project Management; Mr. Fabio de Oliveira Barbosa, Executive Officer responsible for Finance and Investor Relations; Mr. Tito Botelho Martins Junior, Executive Officer responsible for Non-ferrous Minerals; Mr. Demian Fiocca, Executive Officer responsible for Management and Sustainability.” I hereby attest that the deliberations above were excerpted from the Minutes taken from the Registry of the Minutes of the Board of Directors Meetings of the Company.
Rio de Janeiro, Decemer 18, 2008.
/s/ illegible
Maria Isabel dos Santos Vieira
Secretary

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA VALE DO RIO DOCE (Registrant)
Date: December 18, 2008	By:	/s/ Roberto Castello Branco
Roberto Castello Branco
Director of Investor Relations